U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This Report updates the Report on Form 6-K filed on November 2, 2018. On November 9, 2018, Farmmi Inc. (the “Registrant” or the “Company”) issued a press release announcing the closing of a previously announced securities purchase agreement with an institutional investor. The securities sold by the Company in the private placement consisted of (a) senior convertible note with an aggregate principal amount of $7,500,000 (the “Note”) which are initially convertible into an aggregate of 1,198,084 of the Company’s ordinary shares (“Ordinary Shares”) at the rate of $6.26 per share and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of $6.53 per share (the “Investor Warrants”). The Note matures in seventeen months and carries an interest rate of 10% per year. In addition, the Registrant issued warrants to purchase 10% of the shares placed under the Note (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Investor and Placement Agent Warrants have a term of four years and are subject to adjustment under certain events. A copy of the press release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

After payment of expenses, the Registrant received approximately $6.8 million in net proceeds from the private placement. The Registrant intends to use the net proceeds from this offering for working capital and other general corporate purposes.

Exhibits.

4.1ˆ	Form of Senior Secured Convertible Note
4.2ˆ	Form of Warrant
4.3†	Form of Placement Agent Warrant
10.1ˆ	Securities Purchase Agreement
10.2†	Form of Shareholder Pledge Agreement
10.3ˆ	Registration Rights Agreement
99.1ˆ	Press Release Dated November 2, 2018.
99.2†	Press Release Dated November 9, 2018

ˆ	Previously filed.

†	Filed herewith.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

Date: November 9, 2018	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer